Dawn Farrell Appointed to TransAlta's Board of Directors

CALGARY, Alberta – December 20, 2011 - TransAlta Corporation (TSX: TA; NYSE: TAC) today announced Dawn Farrell has been appointed to the Board of Directors of TransAlta effective January 2, 2012.

As previously announced, Mrs. Farrell will become President and Chief Executive Officer of TransAlta following the retirement of Steve Snyder on January 1, 2012. Mr. Snyder will retire as a member of TransAlta’s Board of Directors at that time.

“I’m honoured to both lead TransAlta and serve as a member of the Board of Directors at a time of such tremendous opportunity,” Mrs. Farrell said. As Canada’s largest publicly traded generator and marketer of electricity, the company has diversified assets and markets, an experienced leadership team and the financial strength to continue to deliver on its strategy.

“We are positioned to supply more power into the Alberta marketplace to meet the demands of a growing energy economy,” Mrs. Farrell said. “We are also well placed to leverage growth opportunities in the Western U.S. and Western Australia.”

Mrs. Farrell has over 25 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She sits on the Board of Directors of the Calgary Stampede. Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

Forward Looking Information

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media Inquiries: Glen Whelan Director, Communications Phone: (403) 267-7287 Email: glen_whelan@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com